September 9, 2011

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Andrew D. Mew, Milwood Hobbs, Robert Babula and Charles Lee

Re:	Consolidated Edison, Inc.
File No. 1-14514

Ladies and Gentlemen:

The Company confirms that the information in its first and second quarter 2011 Form 10-Q’s, without regard to the information incorporated by reference into the reports, was responsive to the requirements of Form 10-Q. In the future, the Company will not incorporate by reference into a Form 10-Q information from the Company’s Form 10-K or elsewhere unless such information is included as an exhibit to the Form 10-Q.

Very truly yours,

/s/ Robert Hoglund

Robert Hoglund

Senior Vice President and

Chief Financial Officer

Cc:	David Schroeder, PricewaterhouseCoopers LLP